Exhibit 8.1 -

SUBSIDIARIES OF BOMBARDIER RECREATIONAL PRODUCTS INC.

The Company's significant subsidiaries, all of which are wholly owned, are:

  BRP US Inc., incorporated under the laws of the state of Delaware;
  BRP-Rotax GmbH & Co. KG, a partnership governed by the laws of Austria; and
  BRP Finland Oy, incorporated under the laws of Finland.